UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IXIA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45071R109

(CUSIP Number)

Katelia Capital Group Ltd.

c/o Butterfield Trust (Switzerland) Limited

1206 Geneva

Switzerland

1-284-494-2434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Katelia Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

13,108,000 shares, the voting power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS The Katelia Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8

SHARED VOTING POWER

13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

	9	SOLE DISPOSITIVE POWER 0 shares
10

SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Butterfield Trust (Switzerland) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Laurent Asscher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,277 shares
8

SHARED VOTING POWER

13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust

	9	SOLE DISPOSITIVE POWER 132,277 shares
10

SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,240,277 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd. (“Katelia Capital”), The Katelia Trust (the “Trust”), Butterfield Trust (Switzerland) Limited (the “Trustee”) and Laurent Asscher (“L. Asscher”) (the “Initial Schedule 13D”) (Katelia Capital, the Trust, the Trustee and L. Asscher collectively referred to hereinafter as the “Reporting Persons”). Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment relates to the Common Stock, without par value (“Common Stock”), of Ixia, a California corporation (“Ixia” or the “Issuer”). The address of the Issuer’s principal executive offices is 26601 W. Agoura Road, Calabasas, California 91302.

Item 2.	Identity and Background.

The information set forth in Item 2 of the Initial Schedule 13D is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is incorporated herein by reference. Additionally, Mr. Asscher received the shares, options and restricted stock units reported herein in connection with his services as a member of the Board of Directors of the Issuer (including upon vesting of the restricted stock units issued to him for such service).

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Amendment and Item 4 of the Initial Schedule 13D is incorporated herein by reference. Mr. Asscher is a member of the Board of Directors of the Issuer. Each of the Reporting Persons disclaims any obligation to report any plans or proposals with respect to the matters described in this Item 4 that develop or occur solely as a result of Mr. Asscher’s role as a member of the Board of Directors of the Issuer and his participation in that capacity in any decisions regarding the Issuer’s actions.

This Item 4 is hereby amended by inserting the following:

On January 30, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Keysight Technologies, Inc., a Delaware corporation (“Keysight”). Subject to the terms and conditions of the Merger Agreement, a wholly owned subsidiary of Keysight (“Merger Sub”) to be formed will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company in the Merger and a wholly owned subsidiary of Keysight.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a voting and support agreement with Keysight and the Issuer (the “Voting and Support Agreement”), with respect to all shares of Common Stock beneficially owned by the Reporting Persons and other shares of Common Stock over which the Reporting Persons acquire beneficial ownership after the date of the Voting and Support Agreement. Pursuant to the Voting and Support Agreement, the Reporting Persons have agreed, among other things, (a) that at any meeting (whether annual or special and each adjourned or postposed meeting) of the Issuer’s shareholders, however called, or in connection with any written consent of the Issuer’s shareholders, the Reporting Persons will each (i) appear at such meeting or otherwise cause all of the shares of Common Stock which they beneficially own as of the applicable record date, to be counted as present at the meeting for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such beneficially owned shares (A) in favor of the approval of the Merger Agreement and the principal terms of the Merger, (B) in favor of any proposal to adjourn or postpone such meeting of the Issuer’s shareholders to a later date if such adjournment or postponement is done in accordance with the terms in the Voting and Support Agreement, (C) against any action, proposal, transaction or agreement in favor of an Acquisition Proposal (as defined in the Merger Agreement), without regard to the terms of such Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that is intended to or would prevent, materially impede, materially delay or otherwise materially and adversely affect the Issuer’s, Keysight’s or the Merger Sub’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger, (b) that such Reporting Person shall not, and shall cause each of its or his Affiliates (as defined in the Merger Agreement) and its, his and their respective directors, officers or employees not to, and shall use its or his reasonable best efforts to cause its, his and their other Representatives (as defined in the Merger Agreement) not to, directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal and (c) to certain transfer restrictions with respect to the shares of Common Stock beneficially owned by the Reporting Persons, in each case subject to the terms and conditions contained therein.

The Voting and Support Agreement will terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, (iii) the Issuer’s Board of Directors effecting a Company Adverse Recommendation Change (as defined in the Merger Agreement) and (iv) the entry by the parties to the Merger Agreement without the prior written consent of the Issuer’s shareholders that are party to the Voting and Support Agreement into any amendment or modification of the Merger Agreement, or any written waiver of the Issuer’s rights under the Merger Agreement made in connection with a request from Keysight, in each case, which results in a decrease in, or change in the composition of, the merger consideration payable to the shareholders of the Issuer that are party to the Voting and Support Agreement.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as Exhibit 4 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The following information with respect to the ownership of the Issuer’s Common Stock by each of the Reporting Persons is provided as of January 29, 2017. The percentages used in this Amendment are calculated based upon the number of outstanding shares of Common Stock as reported in the Company’s Quarterly Report on Form 10-Q for the Issuer’s fiscal quarter ended September 30, 2016. Item 4 of this Amendment describing certain obligations of each Reporting Person under the Voting and Support Agreement is incorporated herein by reference.

(a) 1. Aggregate number of shares beneficially owned: See Row 11 of cover page for each Reporting Person.

With respect to the aggregate number of shares that are beneficially owned by Mr. Asscher and as to which he has sole voting and sole dispositive power, such number consists of (i) 57,600 shares owned directly by Mr. Asscher, (ii) 2,427 shares subject to unvested restricted stock units held by Mr. Asscher on such date that will vest (and shares will be issued) within 60 days after January 29, 2017, and (iii) 72,250 shares subject to options held by Mr. Asscher which are exercisable or become exercisable within 60 days after January 29, 2017.

2. Percentage: See Row 13 of cover page for each Reporting Person.

(b) 1. Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person.

2. Shared power to vote or to direct vote: See Row 8 of cover page for each Reporting Person.

3. Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

4. Shared power to dispose or to direct disposition: See Row 10 of cover page for each Reporting Person.

(c) The information set forth in Item 4 of this Amendment is incorporated herein by reference.

(d) The information set forth in Item 6 of this Amendment is incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 of this Amendment and Item 6 of the Initial Schedule 13D is incorporated herein by reference.

Additionally, the Reporting Persons reported in Amendment No. 1 to the Reporting Persons’ initial Schedule 13D, as filed with the Securities and Exchange Commission on April 12, 2011 (the “First Amendment”), that (i) Katelia Capital Group Ltd. (“Katelia”) had pledged 2,000,000 shares of the Common Stock as security for a credit facility provided to Katelia by Merrill Lynch International Bank Limited (London Branch) and (ii) Katelia might also be required to pledge up to an additional 3,000,000 shares of the Common Stock in the event of certain declines in the trading price of the Common Stock.

The Reporting Persons hereby report that (i) the lender under the credit facility provided to Katelia is currently Bank Julius Baer Europe AG and (ii) Katelia is no longer subject to any requirement that it pledge up to 3,000,000 additional shares of the Common Stock as security for the credit facility.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1.	Agreement to File Joint Statements on Schedule 13D (hereby incorporated by reference to Exhibit 99.1 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

2.	Transfer Agreement dated as of March 2, 2010 between Technology Capital Group S.A. and Katelia Capital Group Limited (hereby incorporated by reference to Exhibit 99.2 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

3.	Share Purchase Agreement dated as of March 2, 2010 between Katelia Capital Group Ltd. and Swaylands Corp. (hereby incorporated by reference to Exhibit 99.3 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

4.	Voting and Support Agreement, dated as of January 30, 2017, by and among Keysight Technologies, Inc., Ixia, Laurent Asscher and Katelia Capital Group Ltd. (hereby incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ixia on February 1, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: February 2, 2017

KATELIA CAPITAL GROUP LTD.

By: Pendragon Management, Sole Director

By:	/s/ Annick Ducraux
Print Name:	Annick Ducraux
Title:	Authorized Signatory

By:	/s/ Phil Lenz
Print Name:	Phil Lenz
Title:	Authorized Signatory

THE KATELIA TRUST

By: Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ Annick Ducraux
Print Name:	Annick Ducraux
Title:	Authorized Signatory

By:	/s/ Phil Lenz
Print Name:	Phil Lenz
Title:	Authorized Signatory

BUTTERFIELD TRUST (SWITZERLAND) LIMITED

By:	/s/ Annick Ducraux
Print Name:	Annick Ducraux
Title:	Authorized Signatory

By:	/s/ Phil Lenz
Print Name:	Phil Lenz
Title:	Authorized Signatory

/s/ Laurent Asscher
Laurent Asscher (signature)